UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Credit Arrangement with CMB

On December 4, 2020, the registrant’s wholly-owned subsidiary Changyou.com Limited (“Changyou”), through its wholly-owned subsidiary Changyou.com (HK) Limited (“Changyou HK”), entered into a credit agreement (together with related agreements and documentation, the “CMB Credit Agreement”) with China Merchants Bank Co., Ltd. (together with the bank’s Beijing Branch, “CMB”), pursuant to which Changyou is entitled to borrow from CMB up to an aggregate of RMB2.4 billion (or approximately US$370 million) (the “CMB Loan”).

The proceeds of the CMB Loan will be used by Changyou HK to repay an existing loan of RMB2.4 billion from Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame”), a PRC-based wholly-owned subsidiary of Changyou, which repayment is required pursuant to foreign exchange controls under PRC law and regulations.

Changyou is entitled to make two drawdowns of the CMB Loan, with the first drawdown of RMB1.4 billion (or approximately US$215.8 million) having been made on December 22, 2020 and the second drawdown of RMB1.0 billion (or approximately US$154.2 million) expected to be made in January 2021. The outstanding principal of each drawdown will be payable in full 12 months after such drawdown. Interest will accrue on the principal amount of the CMB Loan outstanding from time to time at an annual rate equal to (i) LIBOR for loans with terms of up to one month (the “One-Month LIBOR”), adjusted monthly, plus (ii) a margin of 0.95%, and management fees at a combined annual rate of 0.90% of the principal amount of the CMB Loan outstanding from time to time will also be payable to CMB. Accordingly, the effective annual cost of the CMB Loan will be the One-Month LIBOR plus 1.85%.

The CMB Loan will be secured by (i) a mortgage on a building owned by two PRC-based wholly-owned subsidiaries of the registrant that serves as the registrant’s corporate headquarters in Beijing, and (ii) pledges by AmazGame of deposit certificates evidencing RMB deposits with CMB at least equivalent to the principal amount of the CMB Loan outstanding from time to time. AmazGame’s RMB deposits with CMB will earn interest on market terms. The CMB Credit Agreement includes customary events of default.

In connection with the CMB Credit Agreement, the registrant has issued to CMB a commitment letter pursuant to which the registrant has agreed that, at all times when the CMB Loan is outstanding, the registrant will not pledge to any third party other than CMB, or create any other encumbrances on, any of the equity interests in Changyou and Changyou HK without the prior written consent of CMB.

Safe Harbor Statement

This report may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors and prospective investors should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Information concerning some of the potential risks and uncertainties is included in the registrant’s annual report on Form 20-F for the year ended December 31, 2019, and other filings with the Securities and Exchange Commission. All forward-looking statements included in this report are based upon information available to the registrant as of the date of this report, which may change, and the registrant undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: December 22, 2020